Exhibit 99.4

TNP
LISTED
NYSE
TEN LTD
26 YEARS OF CONTINUOUS GROWTH
ANNUAL 2018 REPORT

# Contents

| | |
|---|---|
| Chairman's Letter | 1 |
| Board of Directors and Officers | 3 |
| Board Committees | 4 |
| Shareholder Information | 4 |
| Financial Statements | F pages |

Chairman’s Letter

April 18, 2019

Dear Shareholders,

Looking back at 2018, we can say that it was probably the worst spot market for our industry in recent memory. The year started with the first three consecutive quarters seriously testing the resilience of operators, with the last quarter showing strong signs of the long-awaited recovery.

This challenging period did not prevent TEN from meeting all its obligations and continuing paying a steady dividend, thanks to its balanced and perfectly executed by management long-term strategy.

Approximately 70% of our fleet continues to be deployed in accretive time charters with blue chip counter parties, most with profit sharing arrangements that are now are beginning to pay-off, as the market is gradually improving. This continues to cover the company’s obligations. The remaining 30% of the fleet is deployed in the spot market, strategically positioned to benefit from positive swings. Against this improving market environment, TEN continues to strive for best in class operational excellence, steadily reducing costs while maintaining the highest safety standards.

Last year saw the successful completion of our record fifteen vessel new building program, with all new state of the art vessels tied to accretive long-term charters. These, together with an additional four new buildings added in early 2019, offer us a much larger critical mass and a broader range of vessels to better serve our customers, under our adopted industrial model.

Furthermore and in line with our strategy, we will continue to divest selected vessels, to maintain a low average fleet age and manage it effectively.

As mentioned in the past we continue to focus in further expanding our exposure in the LNG sector, always with secured long-term employment for our vessels. We believe that this sector will continue to grow going forward, offering great opportunities.

However, at the same time we are fully aware of the complexities of this business related to continuously evolving technology, a heavier than anticipated new-order book, high capital investment and recently strong, yet relatively volatile markets. These considerations force us to prepare our expansion in this sector in a careful and measured way.

On behalf of all members of the Board of Directors of TEN, I’d like to once again commend Nikolas Tsakos and his team for safely navigating the company in 2018.

Lastly, I would like to thank my fellow Board members for their cooperation and support in successfully guiding management in designing and monitoring our successful strategy, always adhering to the highest Corporate Governance and strict Control standards. The quality of their contribution through their participation in the various Board Committees throughout the year has been, once again, invaluable.

With best wishes to all,

Takis Arapoglou

Chairman

1

Board of Directors and Officers

EFSTRATIOS GEORGIOS ARAPOGLOU | CHAIRMAN OF THE BOARD

Mr. Arapoglou is a consultant with an earlier career in International Capital Markets and Corporate & Investment banking and later in managing, restructuring and advising publicly listed Financial Institutions and Corporates, primarily in SE Europe and the Middle East. Most recent executive assignments include: Managing Director and Global Head of the Banks and Securities Industry for Citigroup; Chairman and CEO of the National Bank of Greece; Chairman of the Hellenic Banks Association; CEO of Commercial Banking at EFG-Hermes Holding SAE. He is currently holding the following non-executive board positions: Chairman of Titan Cement SA; Independent board member of EFG-Hermes Holding SAE; Board member of Credit Libanais SAL and Board member of Bank Alfalah Ltd., representing the International Finance Corporation (IFC). He is a member of the International Board of Advisors of Tufts University, Boston, MA, a member of the Business Advisory Council for the International MBA program at the Athens University of Economics and Business and is a Trustee of the Athens Partnership, an NGO registered in the U.S. for the support of charity projects for the city of Athens. He has degrees in Mathematics, Engineering and Management from Greek and British Universities.

MICHAEL G. JOLLIFFE | CO-FOUNDER AND VICE CHAIRMAN

Mr. Jolliffe has been joint Managing Director and then Vice Chairman of our Board since 1993. He is a director of a number of companies in shipping, agency representation, shipbroking capital services and mining. Mr. Jolliffe is Chief Executive Officer of Tsakos Containers Navigation LLC, a shipping company set up in joint venture between the Tsakos and Jolliffe families and Warwick Capital Partners, a London based fund manager. He is also Chairman of the Wighams Group owning companies involved in shipbroking, agency representation and capital markets businesses. Mr. Jolliffe is a director of ColdHarbour Marine, a company manufacturing equipment for the marine industry. He is also Chairman of StealthGas Inc., a shipping company which is quoted on the Nasdaq Stock Exchange and which owns 50 LPG carriers, three product carriers and one crude oil tanker. Mr. Jolliffe is also a Trustee of Honeypot Children’s Charity.

EFTHIMIOS E. MITROPOULOS, KCMG | DIRECTOR

Mr. Mitropoulos is Secretary-General Emeritus of the International Maritime Organization (IMO), the United Nations specialized agency responsible for the regulation of international shipping from the safety, security and environmental protection points of view. After 23 years of service at IMO (ten of which as Director of the Maritime Safety Division), he was elected Secretary-General in 2003 and reelected in 2007 for a total of the maximum time permitted of eight years. As a graduate of both Merchant and Naval Academies of Greece, he spent time at sea as a navigation officer and twenty years as a commissioned Hellenic Coast Guard officer, retiring as a rear admiral, having represented Greece at IMO and various other international forums dealing with shipping matters over a twelve year period and having spent two years as Harbour Master of Corfu. Between 2004 and 2012, he was Chancellor of the World Maritime University, Malmö, Sweden and Chairman of the Governing Board of the International Maritime Law Institute in Malta. He is the author of several books on shipping, including texts on tankers, modern types of merchant ships, safety of navigation and shipping economics and policy. He is Chairman of the Board of the Maria Tsakos Public Benefit Foundation – International Centre for Maritime Research and Tradition and Patron of two international maritime organizations. He is a member of several shipping societies in Greece and in the United Kingdom and a recipient of many awards and distinctions from Governments, international organizations and universities. He is an honorary citizen of Galaxidi, Greece and Malmö, Sweden.

MARIA VASSALOU Ph.D | DIRECTOR

Maria Vassalou is a Partner at Perella Weinberg Partners and heads the Global Macro business. Prior to joining Perella Weinberg Partners in 2013, Dr. Vassalou was Head of Asset Allocation at MIO Partners, a subsidiary of McKinsey & Company. She was previously a Global Macro Portfolio Manager at SAC Capital Advisors, LP. Dr. Vassalou joined SAC in 2008 from Soros Fund Management where she was responsible for global quantitative research, as well as the development and management of global quantitative trading strategies. Prior to her career in asset management, Dr. Vassalou was an Associate Professor of Finance at Columbia Business School which she joined in 1995. Dr. Vassalou is a Past President of the European Finance Association and was the Chair of the 2008 European Finance Association Meetings. A Research Affiliate of the Centre for Economic Policy Research (CEPR) in London for many years, Dr. Vassalou is on the Advisory Board of the Chartered Financial Analysts Institute and she is a past member of the Academic Advisory Board of the Vienna-based Guttmann Center of Competence in Portfolio Management. Dr. Vassalou received a Bachelor of Arts in Economics from the University of Athens and she holds a Ph.D. in Financial Economics from London Business School.

ARISTIDES A.N. PATRINOS, Ph.D | DIRECTOR

Dr. Patrinos is the Chief Scientist and Director for Research of the Novim Group, a think tank based in Santa Barbara, California, USA. He is also a Visiting Scholar at the New York University (NYU) Center for Neural Sciences. He served as Director for Research at the NYU Center for Urban Science and Progress and as Distinguished Industry Professor of Mechanical and Biomolecular Engineering at NYU (2012-2015). Since 2006 he is also affiliated with Synthetic Genomics Inc. (SGI) serving as President (2006-2011), Senior Vice President for Corporate Affairs (2011-2012) and currently as a Programs and Policy Advisor. SGI is a US-based privately held company dedicated to developing and commercializing synthetic biology instruments, clean and renewable fuels and chemicals, sustainable food products; and novel medical applications such as synthetic vaccines and other biologics. Dr. Patrinos also serves on the board of directors of Liberty Biosecurity LLC (since December 2016), a USA-based private DNA sequencing and analysis company focused on biodefense and other applications; and on the board of directors of Data Cubed, Inc. (since June 2016) a NYC-based private company focused on healthcare, big data, and human decision-making. Dr. Patrinos also consults for Oak Ridge National Laboratory in Tennessee (since 2007), the Energy Futures Initiative in Washington DC (since 2017) and the Nuclear Threat Initiative, a foundation in Washington DC dedicated to the prevention of nuclear and bioterror threats (since 2018). He also advises the Clinical and Translational Science Institute of the University of Pittsburgh Medical College (since 2008) and the company LunaDNA in San Diego, California (since 2017). From 1976 to 2006, Dr. Patrinos served in the U.S. Department of Energy (DOE) and several of the DOE National Laboratories and engaged in several facets of energy production and use and led key research programs in biology and the environment. He played a leading role in the Human Genome Project and has been a central architect of the “genomics” revolution. He is a member of many scientific societies and is a recipient of numerous awards and distinctions including three U.S. Presidential Rank Awards, and two Secretary of Energy Gold Medals. He holds a Diploma in Mechanical and Electrical Engineering from the National Technical University of Athens (Metsovion) and a Ph.D. in Mechanical Engineering and Astronautical Sciences from Northwestern University. During 2016, Dr. Patrinos was Senior Adviser to USA Department of Energy Secretary Ernest Moniz.

NICHOLAS F. TOMMASINO | DIRECTOR

Mr. Tommasino is a retired partner of Deloitte LLP, a global professional services firm focusing on Audit, Tax, Advisory and Consulting services (“D&T”). With more than 38 years of experience, including 27 as a Partner until his retirement in 2016, he served global clients in a variety of industries including Transportation, Telecommunications, Pharmaceuticals, Agribusiness and Hospitality. He provided services across a wide range of areas including audit, mergers and acquisitions, U.S. listings, including foreign private issuers, and regulatory and risk areas. He held a number of leadership roles from leading the New York Audit and Advisory practice to the Northeast Practice to the entire East Sector culminating in his assuming the role of Chairman and CEO of Deloitte and Touche LLP (D&T) where he was responsible for all aspects of a multi-billion dollar, fourteen thousand personnel, professional services firm. He directed the Development and Implementation of Strategy, Operations, Talent, Quality, Governance and Cultural Cultivation at D&T. He was a Board member of D&T (including Chairman) and chaired the D&T Executive Committee. He serves as a Trustee and Vice President of the Madison Square Boys and Girls Club. He was an associate adjunct professor at Columbia University. He graduated Summa Cum Laude with a BS in accounting from Manhattan College.

DENIS PETROPOULOS | DIRECTOR

Denis Petropoulos has worked in competitive ship broking for over 35 years and has presented on a broad base of shipping related topics at many major international industry conferences. His knowledge of the energy industry and in particular its shipping requirements for crude oils, products, chemicals, LPG and LNG extends to all the supply and refinery centres around the world. He presently sits on INTERTANKO’s Associate Members’ Committee and on the council of the Baltic Exchange in London. Denis Petropoulos left H.Clarksons in 1985 to open Braemar Tankers, which in 2001 evolved into Braemar Shipping Services PLC, as it is known today, where he sat on the board as Executive Director. In 2011 he opened Braemar’s shipbroking office in Singapore and remained there until 2017 heading up the company’s expanding operations in the Asia-Australia. He came off the Braemar Shipping Services PLC board in 2015 and remains a shareholder.

3

NIKOLAS P. TSAKOS, Dr.

| FOUNDER, PRESIDENT & CHIEF EXECUTIVE OFFICER

Mr. Nikolas P. Tsakos is the Founder and Chief Executive Officer of Tsakos Energy Navigation (TEN), a pioneering shipping company, established 25 years ago and quoted on the New York Stock Exchange. He comes from a traditional Chios seafaring family and has extensive seagoing experience, having also served as an Officer in the Greek Navy. Mr. Tsakos served as Chairman of INTERTANKO from 2014 to 2018 and was the former President of HELMEPA. He also sits on the boards of a number of other organisations and associations. Mr Tsakos graduated in 1985 from Columbia University in New York with a degree in Economics and Political Science and obtained a Master’s Degree in Shipping, Trade and Finance from London’s City University Business School in 1987. In 2011, he was awarded an honorary doctorate from the City University Business School, for his pioneering work in the equity financial markets relating to shipping companies. He is married and has 3 children.

GEORGE V. SAROGLOU | CHIEF OPERATING OFFICER

Mr. Saroglou has been Chief Operating Officer of the Company since 1996. Mr. Saroglou worked for a private Greek information technology systems integrator from 1987 until 1994. From 1995 to 1996 he was employed in the Trading Department of Tsakos. He graduated from McGill University in Canada in 1987 with a Bachelor’s Degree in Science (Mathematics). Mr. Saroglou is the cousin of Mr. Tsakos.

PAUL DURHAM | CHIEF FINANCIAL OFFICER

Mr. Durham joined Tsakos in 1999 and has served as our Chief Financial Officer and Chief Accounting Officer since 2000. Mr. Durham is a Fellow of the Institute of Chartered Accountants in England & Wales. From 1989 through 1998, Mr. Durham was employed in Athens with the Latsis Group, a shipping, refinery and banking enterprise, becoming Financial Director of Shipping in 1995. From 1983 to 1989, Mr. Durham was employed by RJR Nabisco Corporation, serving as audit manager for Europe, Asia and Africa until 1986 and then as financial controller of one of their United Kingdom food divisions. Mr. Durham worked with public accounting firms Ernst & Young (London and Paris) from 1972 to 1979 and Deloitte & Touche (Chicago and Athens) from 1979 to 1983. Mr. Durham is a graduate in Economics from the University of Exeter, England.

VASILEIOS PAPAGEORGIOU | CHIEF MARINE OFFICER

Mr. Papageorgiou is our Chief Marine Officer. He monitors our fleet’s technical and operational performance. In addition, he heads the newbuilding section and technically led the recent successful large scale fleet expansion & renewal plan. For the past 15 years Mr Papageorgiou has overseen the construction of more than 104 vessels of diverse type and range, amongst them DP Shuttle tankers and LNG vessels. He has an extended technical academic background, holding Bachelor of Science degrees in Naval Architecture and Marine Engineering and Master of Science degrees in Internal Combustion Engines and Management &Economics. Mr. Papageorgiou initiated his career 50 years ago, being employed for a period of 5 years in the Greek ship & repair yards of Skaramanga, Perama and Elefsis, being engaged in the supervision of ship repairs and newbuildings. In 1976 and for a period of 4 years he worked for Chalkis Shipyard & Carras Shipping Co attending repairs and newbuildings in Japan and Yugoslavia. In 1980, Mr. Papageorgiou joined Lloyd’s Register of Shipping initially as a junior Ship & Engine Surveyor in the Far East area (Korea, Japan, China, Hong Kong, Philippines). He was the first surveyor of Greek nationality of Lloyd’s Register supervising the construction of newbuildings in Asia. Soon he was promoted to Principal Surveyor, thereafter to Senior Principal Surveyor, a position held for the first time by an Engineer of Greek nationality. Successively, in 1990, Lloyd’s Register appointed him in the post of area Managing Director for the wider region of Greece, Balkans & Middle East, again a position held for the first time by a Greek citizen. Mr. Papageorgiou is an active participant in a wide range of technical committees.

Board Committees

AUDIT COMMITTEE

Nicholas F. Tommasino - Chairman

Efstratios Georgios Arapoglou

Maria Vassalou

CORPORATE GOVERNANCE

NOMINATION AND

COMPENSATION COMMITTEE

Aristides A.N. Patrinos - Chairman

Efstratios Georgios Arapoglou

Efthimios E. Mitropoulos

Nicholas F. Tommasino

Maria Vassalou

Denis Petropoulos

BUSINESS DEVELOPMENT AND

CAPITAL MARKETS COMMITTEE

Michael G. Jolliffe - Chairman

Efstratios Georgios Arapoglou

George V. Saroglou

Nikolas P. Tsakos

Maria Vassalou

OPERATIONAL, SAFETY AND

ENVIRONMENTAL COMMITTEE

Efthimios E. Mitropoulos - Chairman

Michael G. Jolliffe

Vasileios Papageorgiou*

Aristides A. N. Patrinos

* (Non-Director)

Shareholder Information

TEN Ltd shares trade on the New York Stock Exchange and the Bermuda Stock

Exchange under the symbol:    NYSE - TNP    BERMUDA - TEN

As of December 31, 2018, the Company had 87,604,645 shares issued and outstanding. The company has issued five series of preferred shares that are listed on the NYSE with the following details:

8.0% Series B - Ticker Symbol (TNP.B) - with 2,000,000 preferred shares issued and outstanding.

8.875% Series C - Ticker Symbol (TNP.C) - with 2,000,000 preferred shares issued and outstanding.

8.75% Series D - Ticker Symbol (TNP.D) - with 3,424,803 preferred shares issued and outstanding.

9.25% Series E - Ticker Symbol (TNP.E) - with 4,600,000 preferred shares issued and outstanding.

9.50% Series F - Ticker Symbol (TNP.F) - with 6,000,000 preferred shares issued and outstanding.

Transfer Agent & Registar for the shares

Mailing addresses:

•  Shareholder correspondence should be mailed to:

By Regular Mail

Computershare

By Regular Mail

PO BOX 505000

Louisville, KY 40233-5000

•  Overnight correspondence should be sent to:

Computershare

462 South 4th Street Suite 1600

Louisville, KY 40202

Computershare Phone #: 1-800 522 6645

Outside the U.S. Phone: 201-680-6578

Questions & Inquiries via our Website:

http://www.computershare.com

Hearing Impaired # TDD: 1-800-952-9245

Stock information may be accessed through:

Bloomberg under:

“TNP US” “TNP BH”

Reuters under:

“TNP.N”

A copy of the Company’s

Annual Report on Form 20-F,

which is filed with the SEC and

contains additional information

can be obtained by contacting:

George V. Saroglou,

Chief Operating Officer:

gsaroglou@tenn.gr

Paul Durham,

Chief Financial Officer:

pdurham@tenn.gr

Harrys Kosmatos,

Corporate Development

Officer: hkosmatos@tenn.gr

Independent Auditors Ernst & Young (Hellas) Certified Auditors- Accountants S.A. 8B Chimarras, 151 25, Maroussi, Greece	Legal Counsel (New York) Morgan, Lewis & Bockius, LLP 101 Park Avenue New York, NY 10178 U.S.A	Legal Counsel (London) HFW Friary Court, 65 Crutched Friars London, EC3N 2AE United Kingdom

4

Management’s Report on Internal Control over Financial Reporting

The management of Tsakos Energy Navigation Limited and its subsidiaries (the “Company”), according to Rule 13a-15(f) of the Securities Exchange Act of 1934, is responsible for the establishment and maintenance of adequate internal controls over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. However, in any system of internal control there are inherent limitations and consequently internal control over financial reporting may not absolutely prevent or detect misstatements.

The Company’s system of internal control over financial reporting includes policies and procedures that:

(i)	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(ii)

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and

(iii)

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Management has performed an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018, based on the criteria established within Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework).

Based on our assessment, management has determined that the Company’s internal control over financial reporting as of December 31, 2018 was effective.

Nikolas P. Tsakos	Paul Durham
President and Chief Executive Officer	Chief Financial Officer

Date: April 12, 2019

5

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

2018

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

ERNST & YOUNG (HELLAS) Certified Auditors Accountants S.A. 8B Chimarras str., Maroussi 151 25 Athens, Greece	Tel: +30 210 2886 000 Fax: +30 210 2886 905 ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

TSAKOS ENERGY NAVIGATION LIMITED

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of comprehensive (loss) / income, other comprehensive (loss) / income, stockholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 12, 2019, expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2002.

Athens, Greece

April 12, 2019

ERNST & YOUNG (HELLAS) Certified Auditors Accountants S.A. 8B Chimarras str., Maroussi 151 25 Athens, Greece	Tel: +30 210 2886 000 Fax: +30 210 2886 905 ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of

Directors of TSAKOS ENERGY NAVIGATION LIMITED

Opinion on Internal Control over Financial Reporting

We have audited TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries’ internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2018 and 2017, the related consolidated statements of comprehensive (loss) / income, other comprehensive (loss) / income, stockholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2018, and the related notes and our report dated April 12, 2019, expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Athens, Greece

April 12, 2019

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2018 AND 2017

(Expressed in thousands of U.S. Dollars—except share and per share data)

	2018	2017
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$204,763	$189,763
Restricted cash	15,763	12,910
Accounts receivable, net	35,351	27,364
Capitalized voyage expenses	617	—
Due from related parties (Note 2)	20,923	14,210
Advances and other	18,407	19,061
Vessels held for sale (Note 1(k))	—	17,500
Inventories	20,388	16,293
Prepaid insurance and other	1,073	1,577
Current portion of financial instruments-Fair value (Note 14)	217	5,715

Total current assets	317,502	304,393

INVESTMENTS (Note 3)	1,000	1,000
FINANCIAL INSTRUMENTS-FAIR VALUE, net of current portion (Note 14)	133	1,430
LONG TERM RECEIVABLE (Note 4)	13,000	13,000
FIXED ASSETS (Note 4)
Advances for vessels under construction	16,161	1,650
Vessels	3,813,987	3,953,599
Accumulated depreciation	(984,540)	(925,195)

Vessels’ Net Book Value	2,829,447	3,028,404

Total fixed assets	2,845,608	3,030,054

DEFERRED CHARGES, net (Note 5)	27,815	23,759

Total assets	$3,205,058	$3,373,636

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt (Note 6)	$160,584	$225,883
Payables	37,532	46,916
Due to related parties (Note 2)	4,366	7,442
Accrued liabilities	45,765	43,693
Unearned revenue	6,007	13,611
Current portion of financial instruments-Fair value (Note 14)	48	1,378

Total current liabilities	254,302	338,923

LONG-TERM DEBT, net of current portion (Note 6)	1,435,017	1,525,986
FINANCIAL INSTRUMENTS-FAIR VALUE, net of current portion (Note 14)	8,962	589
STOCKHOLDERS’ EQUITY
Preferred shares, $ 1.00 par value; 25,000,000 shares authorized and 2,000,000 Series B Preferred Shares and 2,000,000 Series C Preferred Shares, 3,424,803 Series D Preferred Shares, 4,600,000 Series E Preferred Shares and 6,000,000 Series F Preferred Shares issued and outstanding at December 31, 2018 and 25,000,000 shares authorized and 2,000,000 Series B Preferred Shares, 2,000,000 Series C Preferred Shares and 3,424,803 Series D Preferred Shares, 4,600,000 Series E Preferred Shares issued and outstanding at December 31, 2017.	18,025	12,025
Common shares, $ 1.00 par value; 175,000,000 shares authorized at December 31, 2018 and December 31, 2017; 87,604,645 shares issued and outstanding at December 31, 2018 and 87,338,652 shares issued and 86,319,583 shares outstanding at December 31, 2017.	87,605	87,339
Additional paid-in capital	996,833	857,998
Cost of treasury stock	—	(5,736)
Accumulated other comprehensive loss	(8,660)	(5,305)
Retained earnings	400,933	547,937

Total Tsakos Energy Navigation Limited stockholders’ equity	1,494,736	1,494,258
Noncontrolling Interest	12,041	13,880

Total stockholders’ equity	1,506,777	1,508,138

Total liabilities and stockholders’ equity	$3,205,058	$3,373,636

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

(Expressed in thousands of U.S. Dollars—except share and per share data)

	2018	2017	2016
VOYAGE REVENUES:	$529,879	$529,182	$481,790
EXPENSES:
Voyage expenses	125,350	113,403	106,403
Charter hire expense	10,822	311	—
Vessel operating expenses	181,693	173,864	146,546
Depreciation and amortization	146,798	139,020	113,420
General and administrative expenses	27,032	26,324	25,611
Loss on sale of vessels	364	3,860	—
Vessels impairment charge	65,965	8,922	—

Total expenses	558,024	465,704	391,980

Operating (loss) income	(28,145)	63,478	89,810

OTHER INCOME (EXPENSES):
Interest and finance costs, net (Note 7)	(76,809)	(56,839)	(35,873)
Interest income	2,507	1,082	623
Other, net	1,405	1,464	1,935

Total other expenses, net	(72,897)	(54,293)	(33,315)

Net (loss) income	(101,042)	9,185	56,495
Less: Net loss (income) attributable to the noncontrolling interest	1,839	(1,573)	(712)

Net (loss) income attributable to Tsakos Energy Navigation Limited	$(99,203)	$7,612	$55,783

Effect of preferred dividends	(33,763)	(23,776)	(15,875)
Net (loss) income attributable to common stockholders of Tsakos Energy Navigation Limited	(132,966)	(16,164)	39,908
(Loss) Earnings per share, basic and diluted attributable to Tsakos Energy Navigation Limited common stockholders	$(1.53)	$(0.19)	$0.47

Weighted average number of shares, basic and diluted	87,111,636	84,713,572	84,905,078

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

STATEMENTS OF CONSOLIDATED OTHER COMPREHENSIVE (LOSS) INCOME

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

(Expressed in thousands of U.S. Dollars)

	2018	2017	2016
Net (loss) income	$(101,042)	$9,185	$56,495
Other comprehensive income
Unrealized (losses) gains from hedging financial instruments
Unrealized (loss) gain on interest rate swaps, net	(3,355)	(992)	6,414

Comprehensive (loss) income	(104,397)	8,193	62,909

Less: comprehensive loss (income) attributable to the noncontrolling interest	1,839	(1,573)	(712)

Comprehensive (loss) income attributable to Tsakos Energy Navigation Limited	$(102,558)	$6,620	$62,197

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

(Expressed in thousands of U.S. Dollars-except for share and per share data)

							Accumulated	Tsakos
			Additional				Other	Energy		Total
	Preferred	Common	Paid-in	Treasury stock		Retained	Comprehensive	Navigation	Noncontrolling	Stockholders’
	Shares	Shares	Capital	Shares	Amount	Earnings	Loss	Limited	Interest	Equity
BALANCE December 31, 2015	$7,400	$87,339	$752,001	—	$—	$567,464	$(10,727)	$1,403,477	$11,595	$1,415,072
Net income						55,783		55,783	712	56,495
-Purchases of Treasury stock				3,705,286	(20,683)			(20,683)		(20,683)
-Shares granted to non-executive directors				(87,500)	510			510		510
-Cash dividends paid ($0.08 and $0.05 per common share)						(24,483)		(24,483)		(24,483)
-Dividends paid on Series B Preferred Shares						(4,000)		(4,000)		(4,000)
-Dividends paid on Series C Preferred Shares						(4,437)		(4,437)		(4,437)
-Dividends paid on Series D Preferred Shares						(7,438)		(7,438)		(7,438)
-Other comprehensive income							6,414	6,414		6,414

BALANCE December 31, 2016	$7,400	$87,339	$752,001	3,617,786	$(20,173)	$582,889	$(4,313)	$1,405,143	$12,307	$1,417,450
Net income						7,612		7,612	1,573	9,185
-Issuance of 9.25% Series E Preferred Shares	4,600		105,896					110,496		110,496
-Sale of Series D Preferred Shares	25		508					533		533
-Sale of Common Shares			(407)	(2,488,717)	13,848	(2,588)		10,853		10,853
-Shares granted to non-executive directors				(110,000)	589	(102)		487		487
-Cash dividends paid ($0.05 per common share)						(17,066)		(17,066)		(17,066)
-Dividends paid on Series B Preferred Shares						(4,000)		(4,000)		(4,000)
-Dividends paid on Series C Preferred Shares						(4,438)		(4,438)		(4,438)
-Dividends paid on Series D Preferred Shares						(7,485)		(7,485)		(7,485)
-Dividends paid on Series E Preferred Shares						(6,885)		(6,885)		(6,885)
-Other comprehensive loss							(992)	(992)		(992)

BALANCE December 31, 2017	$12,025	$87,339	$857,998	1,019,069	$(5,736)	$547,937	$(5,305)	$1,494,258	$13,880	$1,508,138
Adoption of new accounting standard						(1,311)		(1,311)		(1,311)
Net Loss						(99,203)		(99,203)	(1,839)	(101,042)
-Issuance of 9.50% Series F Preferred Shares	6,000		138,280					144,280		144,280
-Sale of Common Shares		266	555	(1,019,069)	5,736	(2,046)		4,511		4,511
-Cash dividends paid ($0.05 per common share)						(13,096)		(13,096)		(13,096)
-Dividends paid on Series B Preferred Shares						(4,000)		(4,000)		(4,000)
-Dividends paid on Series C Preferred Shares						(4,438)		(4,438)		(4,438)
-Dividends paid on Series D Preferred Shares						(7,492)		(7,492)		(7,492)
-Dividends paid on Series E Preferred Shares						(10,637)		(10,637)		(10,637)
-Dividends paid on Series F Preferred Shares						(4,781)		(4,781)		(4,781)
-Other comprehensive loss							(3,355)	(3,355)		(3,355)

BALANCE December 31, 2018	$18,025	$87,605	$996,833	—	$—	$400,933	$(8,660)	$1,494,736	$12,041	$1,506,777

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

(Expressed in thousands of U.S. Dollars)

	2018	2017	2016
Cash Flows from Operating Activities:
Net (loss) income	$(101,042)	$9,185	$56,495
Adjustments to reconcile net (loss) income to net cash provided by operating activities
Depreciation	137,023	131,873	107,089
Amortization of deferred dry-docking costs	9,775	7,147	6,331
Amortization of loan fees	3,992	4,152	1,742
Stock compensation expense	—	487	510
Change in fair value of derivative instruments	10,295	(3,692)	(5,232)
Loss on sale of vessels	364	3,860	—
Vessels impairment charge	65,965	8,922	—
Payments for dry-docking	(14,869)	(12,532)	(11,606)
(Increase) Decrease in:
Receivables, net	(15,995)	8,573	(5,448)
Inventories	(4,095)	2,463	(4,346)
Prepaid insurance and other	504	265	(75)
Capitalized voyage expenses	20	—	—
Increase (Decrease) in:
Payables	(12,460)	(4,045)	23,399
Accrued liabilities	2,072	8,986	5,344
Unearned revenue	(7,604)	5,183	(3,849)

Net Cash provided by Operating Activities	73,945	170,827	170,354

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisitions	(16,161)	—	(109,557)
Vessel acquisitions and/or improvements	(1,154)	(293,347)	(466,518)
Proceeds from sale of vessels	17,136	51,550	—

Net Cash used in Investing Activities	(179)	(241,797)	(576,075)

Cash Flows from Financing Activities:
Proceeds from long-term debt	352,872	397,092	777,536
Financing costs	(4,300)	(3,177)	(6,420)
Payments of long-term debt	(508,832)	(400,053)	(411,587)
Sale of treasury stock, net	4,511	10,853	—
Proceeds from preferred stock issuance, net	144,280	111,029	—
Repurchase of Common Shares	—	—	(20,683)
Cash dividends	(44,444)	(39,874)	(40,358)

Net Cash (used in) provided by Financing Activities	(55,913)	75,870	298,488

Net increase (decrease) in cash and cash equivalents and restricted cash	17,853	4,900	(107,233)
Cash and cash equivalents and restricted cash at beginning of period	202,673	197,773	305,006

Cash and cash equivalents and restricted cash at end of period	$220,526	$202,673	$197,773

Interest paid
Cash paid for interest, net of amounts capitalized	$67,922	$56,580	$35,339
Reconciliation of cash and cash equivalents and restricted cash at end of period: Current Assets:
Cash and cash equivalents	204,763	189,763	187,777
Restricted cash	15,763	12,910	9,996
Total Cash and cash equivalents and restricted cash	220,526	202,673	197,773

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018, 2017 AND 2016

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1.	Significant Accounting Policies

(a)

Basis of presentation and description of business: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and include the accounts of Tsakos Energy Navigation Limited (the “Holding Company”), and its wholly-owned and majority-owned subsidiaries (collectively, the “Company”). As at December 31, 2018 and 2017, the Holding Company consolidated one variable interest entity (“VIE”) for which it is deemed to be the primary beneficiary, i.e. it has a controlling financial interest in this entity. A VIE is an entity that in general does not have equity investors with voting rights or that has equity investors that do not provide sufficient financial resources for the entity to support its activities. A controlling financial interest in a VIE is present when a company has the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and absorbs a majority of an entity’s expected losses, receives a majority of an entity’s expected residual returns, or both.

All intercompany balances and transactions have been eliminated upon consolidation.

The Company follows the provisions of Accounting Standard Codification (ASC) 220, “Comprehensive Income,” which requires separate presentation of certain transactions, which are recorded directly as components of stockholders’ equity. The Company presents Other Comprehensive Income in a separate statement.

The Company owns and operates a fleet of crude oil and product carriers including two vessels chartered-in and two LNG carriers providing worldwide marine transportation services under long, medium or short-term charters.

New revenue recognition guidance

On January 1, 2018, the Company adopted ASC 606—Revenue from Contracts with Customers, using the modified retrospective method only to contracts that were not completed at January 1, 2018. The prior period comparative information has not been restated and continues to be reported under the accounting guidance in effect for those periods. Its adoption mainly changed the method of recognizing revenue over time for voyage charters from the discharge-to-discharge method to the loading-to-discharge method. Under the loading-to-discharge method the commencement date of each voyage charter shall be deemed to be upon the loading of the current cargo, decreasing the period of time for recognizing revenue for voyages. The effect of the adoption of the new accounting standard resulted in a cumulative adjustment of $1,311 in the opening balance of the retained earnings for the fiscal year 2018, as a result of the change in the recognition method of revenues related to voyage charters and their fulfillment costs.

Had ASC 606 not been adopted, (i) voyage revenues would have been $531,256 for the year ended December 31, 2018, (ii) voyage expenses would not have been materially different for the year ended December 31, 2018, (iii) trade accounts receivables would have been $36,728 as of December 31, 2018, (iv) accrued liabilities would not have been materially different as of December 31, 2018 and (v) no capitalized voyage expenses would have been recognized as of December 31, 2018. Had ASC 606 not been adopted, our total equity would have been $1,509,338 and our net loss would have been $97,953, respectively, for the year ended December 31, 2018, or $(1.12) basic and diluted loss per share (Note 1(n)).

(b)

Statement of Cash Flows: In November 2016, the FASB issued ASU No. 2016-18—Statement of Cash Flows (Topic 230)—Restricted Cash, which requires amounts generally described as restricted cash and restricted cash equivalents to be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. On January 1, 2018, the Company adopted the aforementioned ASU. The only effect of the adoption of ASU No. 2016-18 was to remove from the financing activities section of the statement of cash flows and the beginning period and ending period cash balances to include restricted cash. The comparative period of the statement of cash flow has been retrospectively adjusted to reflect the adoption of ASU No. 2016-18.

(c)

Use of Estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and expenses, reported in the consolidated financial statements and the accompanying notes. Although actual results could differ from those estimates, management does not believe that such differences would be material.

(d)

Other Comprehensive Income: The statement of other comprehensive (loss) income, presents the change in equity (net assets) during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by shareholders and distributions to shareholders. Reclassification adjustments are presented out of accumulated other comprehensive (loss) income on the face of the statement in which the components of other comprehensive (loss) income are presented or in the notes to the financial statements. The Company follows the provisions of ASC 220 “Comprehensive Income”, and presents items of net income, items of other comprehensive income (“OCI”) and total comprehensive income in two separate and consecutive statements.

(e)

Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company’s vessels operate in international shipping markets in which the U.S. Dollar is utilized to transact most business. The accounting books of the Company are also maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars at the year-end exchange rates. Resulting gains or losses are reflected within Operating expenses in the accompanying Consolidated Statements of Comprehensive (Loss) Income.

(f)

Cash, Cash Equivalents and Restricted Cash: The Company classifies highly liquid investments such as time deposits and certificates of deposit and their equivalents with original maturities of three months or less as cash and cash equivalents. Cash deposits with certain banks that may only be used for special purposes (including loan repayments) are classified as Restricted cash.

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018, 2017 AND 2016

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

(g)

Accounts Receivable, Net: Accounts receivable, net at each balance sheet date includes estimated recoveries from charterers for hire, freight and demurrage billings and revenue earned but not yet billed, net of an allowance for doubtful accounts (nil as of December 31, 2018 and 2017). Accounts receivable are recorded when the right to consideration becomes unconditional. The Company’s management at each balance sheet date reviews all outstanding invoices and provides allowances for receivables deemed uncollectible primarily based on the aging of such balances and any amounts in dispute.

(h)

Inventories: Inventories consist of bunkers, lubricants, victualling and stores and are stated at the lower of cost or net realizable value. The cost is determined primarily by the first-in, first-out method. Net realizable value is defined as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. When evidence exists that the net realizable value of inventory is lower than its cost, the difference is recognized as a loss in earnings in the period in which it occurs.

(i)

Fixed Assets: Fixed assets consist of vessels. Vessels are stated at cost, less accumulated depreciation. The cost of vessels includes the contract price and pre-delivery costs incurred during the construction and delivery of new buildings, including capitalized interest, and expenses incurred upon acquisition of second-hand vessels. Subsequent expenditures for conversions and major improvements are capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise they are charged to expense as incurred. Expenditures for routine repairs and maintenance are expensed as incurred.

Depreciation is provided on the straight-line method based on the estimated remaining economic useful lives of the vessels, less an estimated residual value based on a scrap price.

(j)

Impairment of Vessels: The Company reviews vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel may not be recoverable. When such indicators are present, a vessel to be held and used is tested for recoverability by comparing the estimate of future undiscounted net operating cash flows expected to be generated by the use of the vessel over its remaining useful life and its eventual disposition to its carrying amount. Net operating cash flows are determined by applying various assumptions regarding the use or probability of sale of each vessel, future revenues net of commissions, operating expenses, scheduled dry-dockings, expected off-hire and scrap values, and taking into account historical revenue data and published forecasts on future world economic growth and inflation. Should the carrying value of the vessel exceed its estimated future undiscounted net operating cash flows, impairment is measured based on the excess of the carrying amount over the fair market value of the asset. The Company determines the fair value of its vessels based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations. The review of the carrying amounts in connection with the estimated recoverable amount for certain of the Company’s vessels and an advance for a vessel under construction, as of December 31, 2018 and 2017, indicated an impairment charge of $65,965 and $8,922, respectively (Note 4). No impairment charge was indicated as of December 31, 2016.

(k)

Reporting Assets held for sale: It is the Company’s policy to dispose of vessels when suitable opportunities occur and not necessarily to keep them until the end of their useful life. Long-lived assets are classified as held for sale when all applicable criteria enumerated under ASC 360 “Property, Plant, and Equipment” are met and are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. At December 31, 2018, there were no vessels held for sale. At December 31, 2017, the Company considered that the VLCC Millennium met the criteria to be classified as held for sale.

(I)

Accounting for Special Survey and Dry-docking Costs: The Company follows the deferral method of accounting for dry-docking and special survey costs whereby actual costs incurred are reported in Deferred Charges and are amortized on a straight-line basis over the period through the date the next dry-docking is scheduled to become due (approximately every five years during the first fifteen years of vessels’ life and every two and a half years within the remaining useful life of the vessels). Costs relating to routine repairs and maintenance are expensed as incurred. The unamortized portion of special survey and dry-docking costs for a vessel that is sold is included as part of the carrying amount of the vessel in determining the gain or loss on sale of the vessel.

(m)

Loan Costs: Costs incurred for obtaining new loans or refinancing existing loans are capitalized and included in deferred charges and amortized over the term of the respective loan, using the effective interest rate method. Any unamortized balance of costs relating to loans repaid or refinanced as debt extinguishments is expensed in the period the repayment or extinguishment is made. Deferred financing costs, net of accumulated amortization, is presented as a reduction of long-term debt (Note 6).

(n)

Revenue from Contracts with Customers: ASC 606 outlines a single comprehensive model for entities to use in accounting for revenue from contracts with customers. The core principle of the guidance in Topic 606 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services by applying the following steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in each contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in each contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018, 2017 AND 2016

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Incremental costs of obtaining a contract with a customer and contract’s fulfillment costs should be capitalized and amortized over the voyage period, if certain criteria are met—for incremental costs if only they are chargeable to the customer and for contract’s fulfillment costs if each of the following criteria are met: (i) they relate directly to the contract, (ii) they generate or enhance entity’s resources that shall be used in performance obligation satisfaction and (iii) are expected to be recovered.

Further, in case of incremental costs, entities may elect, in accordance with the practical expedient of ASC 340 “Other assets and deferred costs”, not to capitalize them in cases of amortization period (voyage period) less than one year.

Accounting for Revenue and Expenses: Voyage revenues are generated from voyage charter agreements and contracts of affreightment, time or bareboat charter agreements (including profit sharing clauses).

Voyage charters and contracts of affreightment: Charters where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified freight rate per ton, regardless of time to complete. Contracts of affreightment are contracts for multiple voyage charter employments. The Company has determined that under voyage charters, the charterer has no right to control any part of the use of the vessel. Thus, the Company’s voyage charters do not contain lease and are accounted for in accordance with ASC 606. More precisely, the Company satisfies its single performance obligation to transfer cargo under the contract over the voyage period. Thus, revenues from voyage charters on the spot market or under contract of affreightment are recognized ratably from commencement of cargo loading to completion of discharge of the current cargo. Voyage charter payments are due upon discharge of the cargo. Revenues from voyage charters and contracts of affreightment amounted to $184,779 and $196,590 for the years ended December 31, 2018 and 2017, respectively.

Demurrage revenue, which is included in voyage revenues, represents charterers’ reimbursement for any potential delays exceeding the allowed lay time as per charter party agreement and is recognized as the performance obligation is satisfied.

The Company has decided to apply the optional exemption not to disclose the value of the undelivered performance obligations for contracts with an original expected length of one year or less.

Time and bareboat charters: Here a contract exists and the vessel is delivered (commencement date) to the charterer, for a fixed period of time, at rates that are generally determined in the main body of charter parties and the relevant voyage expenses burden the charterer (i.e. port dues, canal tolls, pilotages and fuel consumption). The charterer has the right, upon delivery of the vessel, to control the use of the vessel as it has the enforceable right to: (i) decide the (re)delivery time of the vessel; (ii) arrange the ports from which the vessel shall pass; (iii) give directions to the master of the vessel regarding vessel’s operations (i.e. speed, route, bunkers purchases, etc.); (iv) sub-charter the vessel and (v) consume any income deriving from the vessel’s charter. Thus, time and bareboat charter agreements are accounted for as operating leases, ratably on a straight line over the duration of the charter basis in accordance with ASC 840. Any off-hires are recognized as incurred.

Profit sharing contracts are accounted for as variable consideration and included in the transaction price to the extent that variable amounts earned beyond an agreed fixed minimum hire are determinable at the reporting date and when there is no uncertainty associated with the variable consideration. Profit-sharing revenues are calculated at an agreed percentage of the excess of the charter’s average daily income over an agreed amount.

Revenue from time charter hire arrangements with an escalation clause is recognized on a straight-line basis over the charter term unless another systematic and rational basis is more representative of the time pattern in which the vessel is employed. The charterer may charter the vessel with or without owner’s crew and other operating services (time and bareboat charter, respectively). Revenues from time charter hire arrangements amounted to $345,100 and $332,592 for the years ended December 31, 2018 and 2017 respectively.

Voyage related and vessel operating costs: Voyage expenses primarily consist of commissions (i.e. brokerage and address), port charges, canal dues and bunker (fuel) costs relating to spot charters or contract of affreightment. These voyage expenses are borne by the Company unless the vessel is on time-charter, in which case they are borne by the charterer. All voyage expenses are expensed as incurred, apart from bunker expenses which consist part of the contract fulfillment costs and are recognized as a deferred contract cost and amortized over the voyage period when the relevant criteria under ASC 340-40 are met. Unamortized deferred contract costs are included in the consolidated balance sheet under Capitalized voyage expenses. Commissions are expensed as incurred. Vessel operating costs include crew costs, insurances, repairs and maintenance, spares, stores, lubricants, quality and safety costs and other expenses such as tonnage tax, registration fees and communication costs, as well as foreign currency gains or losses. All vessel operating expenses are expensed as incurred. Under a bareboat charter, the charterer assumes responsibility for all voyage and vessel operating expenses and risk of operation. Upon adoption of ASC 842, the Company made an accounting policy election to not recognize contract fulfillment costs for time charters under ASC 340-40.

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018, 2017 AND 2016

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Unearned revenue: Unearned revenue represents cash received prior to the year-end for which related service has not been provided, primarily relating to charter hire paid in advance to be earned over the applicable charter period.

Customers’ concentration: Voyage revenues for 2018, 2017 and 2016 included revenues derived from significant charterers as follows (in percentages of total voyage revenues):

Charterer	2018	2017	2016
A	15%	14%	13%
B	10%	11%	13%
C	10%	10%	9%

(o)

Segment Reporting: The Company does not evaluate the operating results by type of vessel or by type of charter or by type of cargo. Although operating results may be identified by type of vessel, management, including the chief operating decision maker, reviews operating results primarily by revenue per day and operating results of the fleet. The Company operates two liquefied natural gas (LNG) carriers which meet the quantitative thresholds used to determine reportable segments. The chief operating decision maker does not review the operating results of these vessels separately or make any decisions about resources to be allocated to these vessels or assess their performance separately; therefore, the LNG carriers do not constitute a separate reportable segment. The Company’s vessels operate on many trade routes throughout the world and, therefore, the provision of geographic information is considered impracticable by management. For the above reasons, the Company has determined that it operates in one reportable segment, the worldwide maritime transportation of liquid energy related products.

(p)

Derivative Financial Instruments: The Company regularly enters into interest rate swap contracts to manage its exposure to fluctuations of interest rates associated with its specific borrowings. Also, the Company enters into bunker swap contracts and put or call options to manage its exposure to fluctuations of bunker prices associated with the consumption of bunkers by its vessels. Interest rate and bunker price differentials paid or received under the swap agreements are recognized as part of Interest and finance costs, net. On the inception of a put or call option on bunkers an asset or liability is recognized. The subsequent changes in its fair value and realized payments or receipts upon exercise of the options are recognized in the Statement of Comprehensive (Loss) Income as part of the interest and finance costs, net. All derivatives are recognized in the consolidated financial statements at their fair value. On the inception date of the derivative contract, the Company evaluates the derivative as an accounting hedge of the variability of cash flow to be paid of a forecasted transaction (“cash flow” hedge). Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge are recorded in other comprehensive (loss) income until earnings are affected by the forecasted transaction. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in earnings in the period in which those fair value changes occur. Realized gains or losses on early termination of undesignated derivative instruments are also classified in earnings in the period of termination of the respective derivative instrument.

The Company formally documents all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash flow hedges of the variable cash flows of a forecasted transaction to a specific forecasted transaction. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flow of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively. In accordance with ASC 815 “Derivatives and Hedging,” the Company may prospectively discontinue the hedge accounting for an existing hedge if the applicable criteria are no longer met, the derivative instrument expires, is sold, terminated or exercised or if the Company removes the designation of the respective cash flow hedge. In those circumstances, the net gain or loss remains in accumulated other comprehensive income and is reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings, unless the forecasted transaction is no longer probable in which case the net gain or loss is reclassified into earnings immediately.

(q)

Fair Value Measurements: The Company follows the provisions of ASC 820, “Fair Value Measurements and Disclosures” which defines, and provides guidance as to the measurement of fair value. ASC 820 applies when assets or liabilities in the financial statements are to be measured at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (Note 14).

(r)

Accounting for Leases: Leases of assets under which substantially all the risks and rewards of ownership are effectively retained by the lessor are classified as operating leases. Lease payments under an operating lease are recognized as an expense on a straight-line method over the lease term. In December 2017, the Company entered into sale and leaseback transactions for two of its vessels (Note 4). At December 31, 2018, and 2017 such transactions are accounted for as operating leases.

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018, 2017 AND 2016

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

(s)

Stock Based Compensation: The Company has a share-based incentive plan that covers directors and officers of the Company and employees of the related companies. No stock has been awarded in 2018. When awards are granted, they are valued at fair value and compensation cost is recognized on a straight-line basis, net of estimated forfeitures, over the requisite service period of each award. The fair value of restricted stock issued to crew members, directors and officers of the Company at the grant date is equal to the closing stock price on that date and is amortized over the applicable vesting period using the straight-line method. The fair value of restricted stock issued to non-employees is equal to the closing stock price at the grant date adjusted by the closing stock price at each reporting date and is amortized over the applicable performance period (Note 8). On January 1, 2017, the Company adopted ASU No. 2016-09, Compensation-Stock Compensation: Improvements to Employee Share-Based Payment Accounting, effective for the fiscal year ending December 31, 2017 and interim periods within this fiscal year. The adoption of this guidance has had no impact on the Company’s results of operations, cash flows and net assets for any period.

(t)

Business combinations—Definition of a business: In January 2017, the FASB issued ASU No. 2017-01—Business Combinations (Topic 805)—Clarifying the Definition of a Business which addresses business combination issues with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. ASU 2017-01 is effective for fiscal years beginning after December 15, 2017 including interim periods within that reporting period. The Company adopted the aforementioned ASU with no impact on its consolidated financial statements and notes disclosures.

(u)

Going concern: The Company evaluates whether there is substantial doubt about its ability to continue as a going concern by applying the provisions of ASU No. 2014-15. In more detail, the Company evaluates whether there are conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern within one year from the date the financial statements are issued. As part of such evaluation, the Company did not identify any conditions that raise substantial doubt about the entity’s ability to continue as a going concern within one year from the date the financial statements are issued. As a result, there was no impact in the Company’s results of operations, financial position, cash flows or disclosures.

(v)

Treasury stock: Treasury stock is stock that is repurchased by the issuing entity, reducing the amount of outstanding shares in the open market. When shares are repurchased, they may either be cancelled or held for reissue. If not cancelled, such shares are referred to as treasury stock. Treasury stock is essentially the same as unissued capital and reduces ordinary share capital. The cost of the acquired shares should generally be shown as a deduction from stockholders’ equity. Dividends on such shares held in the entity’s treasury should not be reflected as income and not shown as a reduction in equity. Gains and losses on sales of treasury stock should be accounted for as adjustments to stockholders’ equity and not as part of income. Depending on whether the shares are acquired for reissuance or retirement, treasury stock is accounted for under the cost method or the constructive retirement method. The cost method is also used, when reporting entity management has not made decisions as to whether the reacquired shares will be retired, held indefinitely or reissued. The Company elected for the repurchase of its common shares to be accounted for under the cost method. Under this method, the treasury stock account is charged for the aggregate cost of shares reacquired.

New Accounting Pronouncements - Not Yet Adopted

In February 2016, the FASB issued ASU No. 2016-02-Leases (ASC 842), as amended, which requires lessees to recognize most leases on the balance sheet. This is expected to increase both reported assets and liabilities. The new lease standard does not substantially change lessor accounting.

ASC 842 as of January 1, 2019 using the alternative optional transition method along with the package of practical expedients which does not require the Company to reassess: (1) whether any expired or existing contracts are or contain leases; (2) lease classification for any expired or existing leases; and (3) whether initial direct costs for any expired or existing leases would qualify for capitalization under ASC 842. The Company will elect the practical expedient for lessors for presentation purposes, upon adoption of ASC 842-Leases, which allows the Company to account for the lease and non-lease (primarily crew and maintenance services) component of time charter agreements as one, since as the timing and pattern of transfer of the non-lease components and associated lease component are the same, the lease components, if accounted for separately, would be classified as an operating lease, and the predominant component in its time charter agreements is the lease component.

In July 2018, the FASB issued ASU No. 2018-10, Codification Improvements to (Topic 842)—Leases: ASU No. 2018-10 affects narrow aspects of the guidance issued in the amendments in Update 2016-02. The amendments in this Update related to transition, do not include amendments from issued ASU, Leases (Topic 842): Targeted Improvements, specific to a new and optional transition method to adopt the new lease requirements in Update 2016-02. That additional transition method will be issued as part of a forthcoming and separate Update that will result in additional amendments to transition paragraphs included in this Update to conform with the additional transition method.

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018, 2017 AND 2016

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

In July 2018, the FASB issued ASU No. 2018-11, Leases (ASC 842) - Targeted Improvements. The amendments in this Update: (i) provide entities with an additional (and optional) transition method to adopt the new lease requirements by allowing entities to initially apply the requirements at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption; and, (ii) provide lessors with a practical expedient, by class of underlying asset, to not separate non-lease components from the associated lease component and, instead, to account for those components as a single component if the non-lease components otherwise would be accounted for under the new revenue guidance (ASC 606) and both of the following are met: (a) the timing and pattern of transfer of the non-lease component(s) and associated lease component are the same, and (b) the lease component, if accounted for separately, would be classified as an operating lease. If the non-lease component or components associated with the lease component are the predominant component of the combined component, an entity is required to account for the combined component in accordance with ASC 606. Otherwise, the entity should account for the combined component as an operating lease in accordance with ASC 842. Leases between related parties, are classified in accordance with the lease classification criteria applicable to all other leases on the basis of the legally enforceable terms and conditions of the lease.

While the Company is still assessing the impact of the disclosure requirements under ASC 842, the Company, as a lessor, is expecting that the adoption will not have a material effect on its consolidated financial statements. For the sale and leaseback transactions, for which the Company is the lessee, the adoption of ASC 842 is expected to result in the recognition of right-of-use assets and corresponding liabilities of approximately $29 million in the Consolidated Balance Sheets. Refer to Note 4—Vessels for further information regarding the Company’s sale and leaseback agreements.

In June 2016, the FASB issued ASU No. 2016-13-Financial Instruments-Credit Losses (Topic 326)-Measurement of Credit Losses on Financial Instruments. ASU No. 2016-13 amends guidance on reporting credit losses for assets held at amortized cost basis and available for sale debt securities. For public entities, the amendments of this Update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early application is permitted. Furthermore, in November 2018, the FASB issued ASU 2018-19, “Codification Improvements to Topic 326, Financial Instruments-Credit Losses. The amendments clarify that receivables arising from operating leases are not within the scope of Subtopic 326-20. Instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842, Leases. The effective date and transition requirements for the amendments in this Update are the same as the effective dates and transition requirements in Update 2016-13, as amended by this Update. The Company is currently assessing the impact of the adoption of the new accounting standard on its consolidated financial statements and related disclosures.

In October 2018, the FASB issued ASU No. 2018-17, “Consolidation (Topic 810)—Targeted Improvements to Related Party Guidance for Variable Interest Entities”. The Board is issuing this Update in response to stakeholders’ observations that Topic 810, Consolidation, could be improved in the following areas: i) applying the variable interest entity (VIE) guidance to private companies under common control, ii) considering indirect interests held through related parties under common control for determining whether fees paid to decision makers and service providers are variable interests. The amendments in this Update improve the accounting for those areas, thereby improving general purpose financial reporting. ASU No. 2018-17 is effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2019. All entities are required to apply the amendments in this Update retrospectively with a cumulative-effect adjustment to retained earnings at the beginning of the earliest period presented. Early adoption is permitted. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and related disclosures.

In August 2017, the FASB issued ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities (ASU No. 2017-12), which amends and simplifies existing guidance in order to allow companies to more accurately present the economic effects of risk management activities in the financial statements. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018. Furthermore, in October 2018, the FASB issued ASU 2018-16, “Derivatives and Hedging (Topic 815)-Inclusion of the Secured Overnight Financing Rate (SOFR) Overnight Index Swap (OIS) Rate as a Benchmark Interest Rate for Hedge Accounting Purposes”, which permits the use of the OIS rate based on SOFR as a U.S. benchmark interest rate for hedge accounting purposes under Topic 815 in addition to the UST, the LIBOR swap rate, the OIS rate based on the Fed Funds Effective Rate and the SIFMA Municipal Swap Rate. The amendments in this Update apply to all entities that elect to apply hedge accounting to benchmark interest rate hedges under Topic 815. For entities that have not already adopted Update 2017-12, the amendments in this Update are required to be adopted concurrently with the amendments in Update 201712. Early adoption is permitted in any interim period upon issuance of this Update if an entity already has adopted Update 2017-12. The amendments should be adopted on a prospective basis for qualifying new or redesignated hedging relationships entered into on or after the date of adoption. The Company is currently assessing the impact of the adoption of this new accounting guidance will have on its consolidated financial statements and related disclosures.

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018, 2017 AND 2016

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820)-Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement”, which improves the effectiveness of fair value measurement disclosures. In particular, the amendments in this Update modify the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, based on the concepts in FASB Concepts Statement, Conceptual Framework for Financial Reporting-Chapter 8: Notes to Financial Statements, including the consideration of costs and benefits. The amendments in the Update apply to all entities that are required under existing GAAP to make disclosures about recurring and non-recurring fair value measurements. ASU 2018-13 is effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2019. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. Early adoption is permitted upon issuance of this Update. An entity is permitted to early adopt any removed or modified disclosures upon issuance of this Update and delay adoption of the additional disclosures until their effective date. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and related disclosures.

In June 2018, the FASB issued ASU No. 2018-07, Improvements to Nonemployee Share-Based Payment Accounting (Topic 718): ASU No. 201807 simplifies the accounting for share-based payments to nonemployees by aligning it with the accounting for share-based payments to employees, with certain exceptions. For public business entities, the amendments in ASU No. 2018-07 are effective for annual periods beginning after December 15, 2018, and interim periods within those annual periods. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and related disclosures.

2.	Transactions with Related Parties

The following amounts were charged by related parties for services rendered:

	2018	2017	2016
Tsakos Shipping and Trading S.A. (commissions)	6,580	6,532	5,989
Tsakos Energy Management Limited (management fees)	20,169	19,480	16,935
Tsakos Columbia Shipmanagement S.A. (special charges)	2,389	1,518	2,136
Argosy Insurance Company Limited (insurance premiums)	9,799	10,199	9,036
AirMania Travel S.A. (travel services)	5,345	5,404	4,866

Total expenses with related parties	44,282	43,133	38,962

Balances due from and due to related parties are as follows:

	December 31,
	2018	2017
Due from related parties
Tsakos Columbia Shipmanagement S.A.	20,923	14,210

Total due from related parties	20,923	14,210

Due to related parties
Tsakos Energy Management Limited	114	728
Tsakos Shipping and Trading S.A.	520	313
Argosy Insurance Company Limited	3,387	5,947
AirMania Travel S.A.	345	454

Total due to related parties	4,366	7,442

There was also, at December 31, 2018, an amount of $327 ($125 at December 31, 2017) due to Tsakos Shipping and Trading S.A. and $nil ($68 at December 31, 2017) due to Argosy Insurance Company Limited, included in accrued liabilities, which relate to services rendered by these related parties, but not yet invoiced.

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018, 2017 AND 2016

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

(a)

Tsakos Energy Management Limited (the “Management Company”): The Holding Company has a Management Agreement (“Management Agreement”) with the Management Company, a Liberian corporation, to provide overall executive and commercial management of its affairs for a monthly fee, which may be adjusted per the Management Agreement of March 8, 2007, effective from January 1, 2008, at the beginning of each year, in accordance with the terms of the Management Agreement, if both parties agree. In 2018, 2017 and 2016, the monthly fees for operating conventional vessels were $27.5, and $20.4 for vessels chartered in or chartered out on a bare-boat basis or for vessels under construction, $35.0 for the DP2 shuttle tankers, while the monthly fees for LNG carriers amounted to $36.9, $36.3 and $35.8, respectively. From the above fees, fees are also paid to third-party manager for the LNG carriers, Maria Energy and Neo Energy, the suezmax Eurochampion 2004, the aframaxes Maria Princess and Sapporo Princess, the VLCCs Ulysses, Hercules I and VLCC Millennium until April 11, 2018.

In addition to the Management fee, the Management Agreement provides for an incentive award to the Management Company, which is at the absolute discretion of the Holding Company’s Board of Directors. In 2018, 2017 and 2016, an award of $200, $575 and $2,575 respectively, was granted to the Management Company and is included in the General and Administrative expenses in the accompanying Consolidated Statement of Comprehensive (loss) income. In addition, a special award of $750 and $575 were paid to the Management Company in relation to capital raising offerings in 2018 and 2017, respectively. These awards relating to offerings have been included as a deduction of additional paid in capital in the accompanying consolidated financial statements.

The Holding Company and the Management Company have certain officers and directors in common. The President, who is also the Chief Executive Officer and a Director of the Holding Company, is also the sole stockholder of the Management Company. The Management Company may unilaterally terminate its Management Agreement with the Holding Company at any time upon one year’s notice. In addition, if even one director is elected to the Holding Company without the recommendation of the existing Board of Directors, the Holding Company would be obligated to pay the Management Company an amount calculated in accordance with the terms of the Management Agreement. Under the terms of the Management Agreement between the Holding Company and the Management Company, the Holding Company may terminate the Management Agreement only under specific circumstances, without the prior approval of the Holding Company’s Board of Directors.

Estimated future management fees payable over the next ten years under the Management Agreement, exclusive of any incentive awards and based on existing vessels and known vessels scheduled for future delivery as at December 31, 2018, are:

Year	Amount
2019	20,589
2020	20,760
2021	20,760
2022	20,760
2023	20,760
2024 to 2028	90,655

194,284

Management fees for vessels are included in the General and Administrative Expenses in the accompanying Consolidated Statements of Comprehensive (Loss) Income. Also, under the terms of the Management Agreement, the Management Company provides supervisory services for the construction of new vessels for a monthly fee of $20.4 in 2018, 2017 and 2016. These fees in total amounted to $245, $590 and $3,016 for 2018, 2017 and 2016, respectively, and are either accounted for as part of construction costs for delivered vessels or are included in Advances for vessels under construction.

(b)

Tsakos Columbia Shipmanagement S.A. (“TCM”): The Management Company appointed TCM to provide technical management to the Company’s vessels from July 1, 2010. TCM is owned jointly and in equal part by related party interests and by a private German Group. TCM, with the consent of the Holding Company, may subcontract all or part of the technical management of any vessel to an alternative unrelated technical manager.

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018, 2017 AND 2016

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Effective July 1, 2010, the Management Company, at its own expense, pays technical management fees to TCM, and the Company bears and pays directly to TCM most of its operating expenses, including repairs and maintenance, provisioning and crewing of the Company’s vessels, as well as certain charges which are capitalized or deferred, including reimbursement of the costs of TCM personnel sent overseas to supervise repairs and perform inspections on the Company’s vessels.

TCM has a 25% share in a manning agency, located in the Philippines, named TCM Tsakos Maritime Philippines (TMPI), which provides crew to certain of the Company’s vessels. The Company has no control or ownership directly in TCM Tsakos Maritime Philippines, nor had any direct transactions to date with the agency.

(c)

Tsakos Shipping and Trading S.A. (“Tsakos Shipping”): Tsakos Shipping provides chartering services for the Company’s vessels by communicating with third party brokers to solicit research and propose charters. For this service, the Company pays Tsakos Shipping a chartering commission of approximately 1.25% on all freights, hires and demurrages. Such commissions are included in Voyage expenses in the accompanying Consolidated Statements of Comprehensive (Loss) Income. Tsakos Shipping also provides sale and purchase of vessels brokerage service. In 2018, the VLCC tanker Millennium was sold and for this service, Tsakos Shipping charged a brokerage commission of $0.1 million which was 0.5% of the sale price of the vessel. Tsakos Shipping may also charge a fee of $200 (or such other sum as may be agreed) on delivery of each newbuilding vessel in payment for the cost of design and supervision of the newbuilding by Tsakos Shipping. In 2018 and 2016, no such fee was charged. In 2017, $3.1 million in aggregate was charged for supervision fees on fifteen vessels which were delivered between May 2016 and October 2017. All commissions are paid in the ordinary course of the Company’s business and at terms standard to industry practice.

Certain members of the Tsakos family are involved in the decision-making processes of Tsakos Shipping and of the Management Company and are also shareholders of the Holding Company.

(d)

Argosy Insurance Company Limited (“Argosy”): The Company places its hull and machinery insurance, increased value insurance, war risk insurance and certain other insurance through Argosy, a captive insurance company affiliated with Tsakos Shipping.

(e)	AirMania Travel S.A. (“AirMania”): Apart from third-party agents, the Company also uses an affiliated company, AirMania, for travel services.

3.	Long-term Investments

At December 31, 2018 and 2017, the Company held 125,000 common shares at a total cost of $1,000 in a private U.S. company which undertakes research into synthetic genomic processes which may have a beneficial environmental impact within the energy and maritime industries. Management has determined that there has been no impairment to the cost of this investment since its acquisition in 2007. A Director of the Company is a former officer and currently a shareholder and a consultant of this company. No income was received from this investment during 2018, 2017 and 2016.

4.	Vessels

Acquisitions

In 2018, there were no vessel acquisitions. During 2017, the Company acquired its newbuild VLCC tanker Hercules / for $101,208, the newbuild aframaxes Marathon TS, Sola TS, Oslo TS, Stavanger TS and Bergen TS for $294,494 in total and the newbuild shuttle tanker Lisboa for $108,492.

Sales

On April 11, 2018, the Company sold the VLCC Millennium, for net proceeds of $17,136, realizing a net loss of $364. The loss from the sale of the vessel is separately reflected in the accompanying Consolidated Statement of Comprehensive (Loss) Income.

There were no vessel sales in 2016 or, other than the transactions described below in 2017.

Sale and Leaseback

On December 21, 2017, the Company entered into a five-year sale and leaseback agreement for each of the two suezmaxes previously classified as Held for Sale, Eurochampion 2004 and Euronike. The agreed net sale price was $32,600 each. There was a total loss on sale of the vessels of $3,860, which was recorded in the fourth quarter of 2017. Under these leaseback agreements, there is a seller’s credit of $6,500 each on the sales price that becomes immediately payable to the Company by the owners at the end of the five-year charter or upon sale of the vessels during the charter period. The leaseback agreements include three, one-year option periods, following completion of the initial five-year charters. The Company analyzed the classification of the leaseback agreements based on the primary lease classification criteria and the supplemental indicators in ASC 840, and determined that these agreements qualified as operating leases.

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018, 2017 AND 2016

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Charter hire expense

As at December 31, 2018, minimum commitments to be incurred by the Company under vessel operating leases by which the Company charters-in vessels were approximately $43,022, comprised of $10,822 (2019), $10,852 (2020), $10,822 (2021), and $10,526 (2022). The Company recognizes the expense from these charters, which is included in time-charter hire expense, on a straight-line basis over the term of the charters.

Impairment

As of December 31, 2018, the Company reviewed the carrying amount in connection with the estimated recoverable amount and the probability of sale for each of its vessels and vessels under construction. This review indicated that such carrying amount was not fully recoverable for five of the Company’s vessels; Silia T, Byzantion, Bosporos, Selini, Salamina plus an advance for a construction later abandoned. Consequently, the carrying value of these vessels and the advance for a vessel under construction, totaling $150,465, has been written down to $84,500, based on Level 2 inputs of the fair value hierarchy, as determined by management taking into consideration valuations from independent marine valuers (Note 14(c)). The resulting impairment charge was $65,965 and is reflected in the accompanying Consolidated Statements of Comprehensive (Loss) Income. In 2017, there was an impairment charge of $8,922 relating to the vessels Silia T and Millennium. In 2016, there were no impairment charges.

5.	Deferred Charges

Deferred charges, consisting of dry-docking and special survey costs, net of accumulated amortization, amounted to $27,815 and $23,759, at December 31, 2018 and 2017, respectively. Amortization of deferred dry-docking costs is included in Depreciation and amortization in the accompanying Consolidated Statements of Comprehensive (Loss) Income.

6.	Long-Term Debt

Facility	2018	2017
(a) Credit Facilities	62,500	250,104
(b) Term Bank Loans	1,544,622	1,512,978

Total	1,607,122	1,763,082
Less deferred finance costs, net	(11,521)	(11,213)
Total long-term debt	1,595,601	1,751,869
Less current portion of debt	(163,870)	(228,967)
Add deferred finance costs, current portion	3,286	3,084

Total long-term portion, net of current portion and deferred finance costs	1,435,017	1,525,986

(a)	Credit facilities

As at December 31, 2018, the Company had one open reducing revolving credit facility, which is reduced in semi-annual installments with balloon payment due at maturity in February 2019. Interest was payable at a rate based on LIBOR plus a spread. At December 31, 2018, the interest rate on the above facility was 3.18%.

(b)	Term bank loans

Term loan balances outstanding at December 31, 2018, amounted to $1,544,622. These bank loans are payable in U.S. Dollars in semiannual installments with balloon payments mainly due at maturity between February 2019 and January 2029. Interest rates on the outstanding loans as at December 31, 2018, are based on LIBOR plus a spread.

On February 15, 2018, the Company signed a new five-year loan for the refinancing of loans maturing between October 2018 and April 2019, relating to eleven vessels. The total new loan amounted to $162,575 and was drawn on April 3, 2018. The new loan is repayable in ten semi-annual installments of $11,561, commencing six months after the drawdown date, plus a balloon of $46,965 payable together with the last installment. On April 4, 2018, the Company paid $181,168 relating to the outstanding debt on the above eleven vessels.

On April 11, 2018, the Company repaid an amount of $10,158 to the relevant lender on the sale of the VLCC tanker Millennium.

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018, 2017 AND 2016

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

On April 27, 2018, the Company signed a supplemental agreement to the loan agreement dated January 31, 2012 for a $12,475 top-up tranche to the existing loan for the early refinancing of the shuttle tanker Rio 2016. The top-up was drawn down on April 30, 2018 and is repayable in twelve equal semi-annual installments of $3,203, plus a balloon payment of $38,438 payable together with the last installment.

On June 7, 2018, the Company signed a new six-year loan agreement for $80,000 relating to the early refinancing of the shuttle tanker Brasil 2014. The Company repaid the amount of $66,658, which was outstanding at the refinancing date and drew down $80,000 on the same date. The new loan is repayable in twelve semi-annual installments of $3,745 for the first six installments and $3,412.5 for the following six installments, commencing six months after the drawdown date, plus a balloon of $37,055 payable together with the last installment.

On June 28, 2018, the Company signed a new term bank loan for $48,650 relating to the refinancing of three aframax tankers, Maria Princess, Nippon Princess and Ise Princess, which were approaching maturity. The loan is repayable in ten semi-annual installments of $3,041, plus a balloon payment of $18,240 payable together with the last installment.

On December 6, 2018, the Company signed a new term bank loan for $82,752 relating to the pre- and post-delivery financing of two aframax tankers under construction. The loan is repayable in sixteen consecutive semi-annual installments of $2,299, commencing six months after the delivery of the vessel, plus a balloon of $45,973 payable together with the last installment. The first drawdown of $5,172 was made on December 10, 2018, for the payment of the second installment of one aframax to the ship building yard.

On December 18, 2018, the Company signed a new term bank loan for $44,000 relating to the refinancing of two vessels, the suezmax tanker Euro and the aframax tanker Sakura Princess which matures between July and September 2020. The loan is repayable in ten semi-annual installments of $2,350, plus a balloon payment of $20,500 payable together with the last installment.

On December 28, 2018, the Company signed a new five-year term bank loan for $62,500 relating to the refinancing of the LNG carrier Neo Energy. On January 10, 2019, the Company repaid the amount of $62,500 which was outstanding at the refinancing date and drew down $62,500 on the same date. The new loan is repayable in ten semi-annual installments of $3,000, commencing six months after the drawdown date, plus a balloon of $32,500 payable with the last installment. On January 28, 2019, the Company signed a new six-year term bank loan for $88,150 relating to the refinancing of the debt approaching maturity of the suezmax tankers, Spyros K and Dimitris P, the aframax tanker Uraga Princess and the panamax tanker Salamina. The loan was drawn on January 30, 2019 and is repayable in twelve semi-annual installments of $5,200, commencing six months after the drawdown date, plus a balloon of $25,750 payable together with the last installment.

At December 31, 2018, interest on these term bank loans ranged from 3.18% to 5.21%.

The weighted-average interest rates on the above executed loans for the applicable periods were:

Year ended December 31, 2018	4.21%
Year ended December 31, 2017	3.47%
Year ended December 31, 2016	2.71%

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018, 2017 AND 2016

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Loan movements for credit facilities and term loans throughout 2018:

Loan	Origination Date	Original Amount	Balance at January 1, 2018	New Loans	Prepaid	Repaid	Balance at December 31, 2018
Credit facility	2004	179,384	31,594	—	30,158	1,436	—
Credit facility	2006	371,010	151,010	—	—	151,010	—
Credit facility	2007	120,000	67,500	—	—	5,000	62,500
10-year term loan	2007	88,350	38,670	—	—	38,670	—
10-year term loan	2009	38,600	17,876	—	15,642	2,234	—
12-year term loan	2009	40,000	21,250	—	—	2,500	18,750
10-year term loan	2010	39,000	19,500	—	—	2,600	16,900
10-year term loan	2010	43,924	21,399	—	—	3,218	18,181
9-year term loan	2010	42,100	23,900	—	—	2,600	21,300
10-year term loan	2011	48,000	27,200	—	—	3,200	24,000
9-year term loan	2011	48,650	29,191	—	—	3,243	25,948
8-year term loan	2011	73,600	67,467	12,475	—	6,270	73,672
8-year term loan	2012	73,600	66,658	—	63,187	3,471	—
7-year term loan	2013	18,000	11,955	—	10,335	1,620	—
7-year term loan	2014	42,000	33,600	—	—	2,800	30,800
6-year term loan	2014	193,239	181,197	—	—	12,077	169,120
6-year term loan	2014	39,000	31,200	—	28,600	2,600	—
7-year term loan	2014	40,400	39,059	—	—	2,682	36,377
6-year term loan	2014	78,744	77,594	—	—	4,669	72,925
6-year term loan	2014	39,954	39,954	—	—	2,497	37,457
5-year term loan	2015	35,190	33,235	—	—	1,955	31,280
7-year term loan	2015	35,190	32,991	—	—	2,199	30,792
7-year term loan	2015	39,900	32,646	—	—	3,627	29,019
5-year term loan	2015	82,775	67,255	—	—	10,347	56,908
6-year term loan	2015	46,217	36,973	—	—	4,622	32,351
7-year term loan	2015	44,800	40,000	—	—	3,200	36,800
12-year term loan	2016	309,824	273,935	—	—	21,502	252,433
2&5-year term loan	2016	60,000	12,806	—	—	12,806	—
5-year term loan	2016	33,104	27,088	—	—	5,092	21,996
4-year term loan	2016	18,125	14,500	—	—	3,625	10,875
7 1⁄2-year term loan	2017	85,000	85,000	—	—	5,667	79,333
4-year term loan	2017	122,500	108,879	—	—	16,565	92,314
6-year term loan	2018	80,000	—	80,000	—	3,745	76,255
5-year term loan	2018	180,000	—	162,575	—	11,561	151,014
5-year term loan	2018	44,000	—	44,000	—	—	44,000
5-year term loan	2018	48,650	—	48,650	—	—	48,650
8-year term loan	2018	82,752	—	5,172	—	—	5,172

Total			1,763,082	352,872	147,922	360,910	1,607,122

1

The above revolving credit facilities and term bank loans are secured by first priority mortgages on all vessels owned by the Company’s subsidiaries, by assignments of earnings and insurances of the respectively mortgaged vessels, and by corporate guarantees of the relevant ship-owning subsidiaries.

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018, 2017 AND 2016

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The loan agreements include, among other covenants, covenants requiring the Company to obtain the lenders’ prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends provided no event of default has occurred, sell vessels and assets, and change the beneficial ownership or management of the vessels. Also, the covenants require the Company to maintain a minimum liquidity, not legally restricted, of $99,154 at December 31, 2018 and $113,427 at December 31, 2017, a minimum consolidated leverage ratio, a minimum hull value in connection with the vessels’ outstanding loans and insurance coverage of the vessels against all customary risks. Two loan agreements require the Company to maintain throughout the security period, an aggregate credit balance in a deposit account of $2,700. Four loan agreements require a monthly pro rata transfer to retention account of any principal due but unpaid.

As at December 31, 2018, the Company and its wholly owned subsidiaries had twenty-nine loan agreements, totaling $1,607,122. The Company fulfilled its requirements in respect of the financial covenants of all the agreements in relation to the leverage ratio and all other terms and covenants, apart from the value-to-loan requirement in three of its loan agreements, which did not require an amount to be reclassified within current liabilities at December 31, 2018.

The Company’s liquidity requirements relate primarily to servicing its debt, funding the equity portion of investments in vessels and funding expected capital expenditures on dry-dockings and working capital.

The annual principal payments, including balloon payments on loan maturity, required to be made after December 31, 2018, are as follows:

Period/Year	Amount
2019	163,870
2020	211,229
2021	286,107
2022	242,538
2023	321,505
2024 and thereafter	381,873

1,607,122

7.	Interest and Finance Costs, net

	2018	2017	2016
Interest expense	72,191	62,343	41,451
Less: Interest capitalized	(252)	(445)	(4,015)

Interest expense, net	71,939	61,898	37,436
Interest swap cash settlements non-hedging	—	—	1,086
Interest swaps termination cash settlements	(477)	(3,685)	—
Bunkers swap and call options cash settlements	(9,857)	(2,547)	(128)
Bunker call options premium	—	216	266
Amortization of loan fees	3,992	4,152	1,742
Bank charges	405	164	143
Change in fair value of non-hedging financial instruments	10,807	(3,359)	(4,672)

Net total	76,809	56,839	35,873

At December 31, 2018, the Company was committed to five floating-to-fixed interest rate swaps with major financial institutions covering notional amounts aggregating to $284,650, maturing from July 2020 through October 2027, on which it pays fixed rates averaging 3.08% and receives floating rates based on the six-month London interbank offered rate (“LIBOR”) (Note 14).

At December 31, 2018, the Company held four of the five interest rate swap agreements, designated and qualifying as cash flow hedges, in order to hedge its exposure to interest rate fluctuations associated with its debt covering notional amounts aggregating to $256,050.

The fair values of such financial instruments as of December 31, 2018 and 2017, in aggregate amounted to $5,000 (negative) and $1,966 (negative), respectively. The net amount of cash flow hedge losses at December 31, 2018, that is estimated to be reclassified into earnings within the next twelve months is $4.

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018, 2017 AND 2016

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

At December 31, 2018, the Company held one interest rate swap that did not meet hedge accounting criteria. I On December 20, 2018, the Company discontinued as a cash flow hedge one hedging interest rate swap. This interest rate swap is associated with a secured term loan facility, which was part of the refinancing of debt approaching maturity relating to the vessels Euro and Sakura Princess. Upon completion of the refinancing on December 20, 2018, the hedge no longer met the criteria for special hedge accounting as it was no longer highly effective, and it was determined by management that the future cash flows associated with the repayment of the new financing were not probable of occurring. As such, the changes in its fair value has been included in change in fair value of non-hedging financial instruments in the above table and amounted to $86 (negative).

In November 2018, the Company entered into two call option agreements, with an exercise date in 2019 and through 2020, for a total premium of $1,602. During 2017, the Company entered into two call option agreements and paid total premium of $216. At December 31, 2018 and 2017, the Company held three and one, respectively, call option agreements in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by its vessels. The value of the call options at December 31, 2018 and 2017 was $350 (positive) and $118 (positive), respectively. The changes in their fair value during 2018, 2017 amounting to $232 (positive), $1,189 (negative), respectively, have been included in Change in fair value of non-hedging financial instruments in the above table.

During 2018, the Company entered nineteen bunker swap agreements in order to hedge its exposure to bunker price fluctuations associated with the consumptions of bunkers by its vessels. The fair value of bunker swap agreements at December 31, 2018 and December 31, 2017 were $3,972 (negative) and $7,027 (positive), respectively. The change in the fair values as of December 31, 2018 and December 31, 2017, was $10,999 (negative) and $4,548 (positive), respectively.

During 2016, the Company entered into three bunker swap agreements in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by the vessel Ulysses. In November 2018, the Company entered into early termination agreements of the three bunker swap agreements with expiring dates September 2019 and October 2019. Total cash received from those swaps’ terminations amounted to $1,470. The change in their fair value during 2018 and 2017 were $3,264 (negative) and $785 (positive).

8.	Stockholders’ Equity

On July 10, 2018, the Company completed an offering of 6,000,000 of its Series F Cumulative Redeemable Perpetual Preferred Shares, par value $1.00 per share, liquidation preference $25.00 per share, raising $144,280, net of underwriter’s discount and other expenses. Dividends on the Series F Preferred Shares are cumulative from the date of original issue and will be payable quarterly in arrears on the 30th day of January, April, July and October of each year, commencing October 30, 2018, when, as and if declared by our board of directors. Dividends will be payable from cash available for dividends at a rate equal to 9.50% per annum of the stated liquidation preference prior to July 30, 2028 and from and including July 30, 2028, at a floating rate equal to three-month LIBOR plus spread of 6.54% per annum of the stated liquidation preference.

In 2018, the Company sold 1,019,069 common shares from its treasury stock and issued 265,993 common shares for net proceeds of $4,511.

On April 5, 2017, the Company completed an offering of 4,600,000 of its Series E Cumulative Perpetual Preferred Shares, par value $1.00 per share, liquidation preference $25.00 per share, raising $110,496, net of underwriter’s discount and other expenses. Dividends on the Series E Preferred Shares are cumulative from the date of original issue and will be payable quarterly in arrears on the 28th day of February, May, August and November of each year, commencing May 28, 2017, when, as and if declared by our board of directors. Dividends will be payable from cash available for dividends at a rate equal to 9.25% per annum of the stated liquidation preference prior to May 28, 2027 and from and including May 28, 2027, at a floating rate equal to three-month LIBOR plus a spread of 6.881% per annum of the stated liquidation preference.

On October 10, 2017, under the Company’s share-based plan the Company granted 110,000 restricted share units to all non-executive directors out of the repurchased treasury stock, which vested immediately. A related amount of $0.5 million was accounted for as stock compensation expense within General and Administrative expenses in the accompanying financial statements.

In 2017, the Company sold 2,488,717 common shares from its treasury stock for net proceeds of $10,853 and 24,803 of its Series D Preferred Shares for net proceeds of $533.

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018, 2017 AND 2016

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

9.	Accumulated other comprehensive loss

In 2018, Accumulated other comprehensive loss increased to $8,660 ($5,305 in 2017) due to unrealized losses from hedging financial instruments of $3,355 (losses of $992 in 2017 and gains $6,414 in 2016).

10.	Earnings per Common Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the foregoing and the exercise of all granted RSUs using the treasury stock method.

Numerator	2018	2017	2016
Net (loss) income attributable to
Tsakos Energy Navigation Limited	$(99,203)	$7,612	$55,783
Preferred share dividends, Series B	(4,000)	(4,000)	(4,000)
Preferred share dividends, Series C	(4,438)	(4,437)	(4,437)
Preferred share dividends, Series D	(7,492)	(7,479)	(7,438)
Preferred share dividends, Series E	(10,637)	(7,860)	—
Preferred share dividends, Series F	(7,196)	—	—
Net (loss) income attributable to common share stockholders	(132,966)	(16,164)	39,908

Denominator
Weighted average common shares outstanding	87,111,636	84,713,572	84,905,078

Basic and diluted (loss) earnings per common share	$(1.53)	$(0.19)	$0.47

For 2018, 2017 and 2016 there were no non-vested RSUs.

11.	Non-controlling Interest in Subsidiary

The Company owns 51% of Mare Success S.A., the holding-company of two Panamanian registered companies which own respectively the vessels Maya and Inca. 49% of Mare Success S.A. is owned by an affiliate of one of the Company’s major charterers. Mare Success S.A. is fully consolidated in the accompanying financial statements. There have been no transactions between the 49% owner and the Company since the incorporation of Mare Success S.A., whereas approximately 7.5% of the Company’s 2018 revenue (9.5% in 2017 and 7.4% in 2016) was generated by the charterer affiliated to the 49% owner.

12.	Income Taxes

Under the laws of the countries of the Company’s subsidiaries’ incorporation and/or vessels’ registration (Greece, Liberia, Marshall Islands, Panama, Bahamas, Cyprus, Malta), the companies are subject to registration and tonnage taxes, which have been included in the Vessel operating expenses.

The Company is not expected to be subject to United States Federal income tax on its gross income from the international operations of ships. In general, foreign persons operating ships to and from the United States are subject to United States Federal income tax of 4% of their United States source gross transportation income, which equals 50% of their gross income from transportation to or from the United States. The Company believes that it is exempt from United States Federal income tax on its United States source gross transportation income, as each vessel-operating subsidiary is organized in a foreign country that grants an equivalent exemption to corporations organized in the United States, and derives income from the international operation of ships and satisfies the stock ownership test as defined by the Internal Revenue Code and related regulations as a result of the Company’s stock being primarily and regularly traded on an established securities market in the United States. Under the regulations, a Company’s stock is considered to be regularly traded on an established securities market if (i) one or more classes of its stock representing 50% or more of its outstanding shares, by voting power and value, is listed on the market and is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year; and (ii) the aggregate number of shares of stock traded during the taxable year is at least 10% of the average number of shares of the stock outstanding during the taxable year. Other requirements such as the substantiation and reporting requirements under the regulations also must be satisfied to qualify for the exemption from United States Federal income tax.

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018, 2017 AND 2016

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

13.	Commitments and Contingencies

On May 2, 2018, the Company signed two new building contracts for the construction of two aframax tankers. The total contracted amount remaining to be paid for the two vessels under construction plus extra costs agreed as at December 31, 2018, were $57,028 in 2019 and $31,168 in 2020.

In the ordinary course of the shipping business, various claims and losses may arise from disputes with charterers, agents and other suppliers relating to the operations of the Company’s vessels. Management believes that all such matters are either adequately covered by insurance or are not expected to have a material adverse effect on the Company’s results from operations or financial condition.

Charters-out

The future minimum revenues of vessels in operation at December 31, 2018, before reduction for brokerage commissions, expected to be recognized on non-cancelable time charters are as follows:

Year	Amount
2019	278,623
2020	227,381
2021	173,662
2022	117,105
2023 to 2028	268,087

Minimum charter payments	1,064,858

These amounts do not assume any off-hire.

14.	Financial Instruments

(a)

Interest rate risk: The Company is subject to interest rate risk associated with changing interest rates with respect to its variable interest rate term loans and credit facilities as described in Notes 6 and 7.

(b)	Concentration of credit risk: Financial Instruments consist principally of cash, trade accounts receivable, investments, and derivatives.

The Company places its temporary cash investments, consisting mostly of deposits, primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk. The Company limits the exposure of non-performance by counterparties to derivative instruments by diversifying among counterparties with high credit ratings and performing periodic evaluations of the relative credit standing of the counterparties.

(c)

Fair value: The carrying amounts reflected in the accompanying Consolidated Balance Sheet of cash and cash equivalents, restricted cash, trade receivables, accounts payable and due from/to related parties, approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The Company performs relevant enquiries on a periodic basis to assess the recoverability of the long-term investment and estimates that the amount presented on the accompanying balance sheet approximates the amount that is expected to be received by the Company in the event of sale of that investment.

The fair values of the one long-term bank loan with a fixed interest rate, the interest rate swap agreements, bunker swap agreements and call option agreements discussed in Note 6 above are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined.

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018, 2017 AND 2016

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The estimated fair values of the Company’s financial instruments, other than derivatives at December 31, 2018 and 2017 are as follows:

	2018		2017
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets (liabilities)
Cash and cash equivalents	204,763	204,763	189,763	189,763
Restricted cash	15,763	15,763	12,910	12,910
Investments	1,000	1,000	1,000	1,000
Debt	(1,607,122)	(1,607,122)	(1,763,082)	(1,762,938)

Tabular Disclosure of Derivatives Location

Derivatives are recorded in the balance sheet on a net basis by counterparty when a legal right of setoff exists. The following tables present information with respect to the fair values of derivatives reflected in the balance sheet on a gross basis by transaction. The tables also present information with respect to gains and losses on derivative positions reflected in the Statement of Comprehensive (Loss) Income or in the Balance Sheet, as a component of Accumulated other comprehensive loss.

		Asset Derivatives		Liability Derivatives
		December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Derivative	Balance Sheet Location	Fair Value	Fair Value	Fair Value	Fair Value
Derivatives designated as hedging instruments
Interest rate swaps	Current portion of financial instruments—Fair value	—	—	30	1,378
	Financial instruments— Fair Value, net of current portion	—	—	4,970	589

Subtotal		—	—	5,000	1,967

		Asset Derivatives		Liability Derivatives
		December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Derivative	Balance Sheet Location	Fair Value	Fair Value	Fair Value	Fair Value
Derivatives not designated as hedging instruments
Interest rate swaps	Current portion of financial instruments-Fair value	—	—	18	—
	Financial instruments-Fair Value, net of current portion	—	—	20	—
Bunker swaps	Current portion of financial instruments-Fair value	—	5,715	—	—
Bunker swaps	Financial instruments-Fair Value, net of current portion	—	1,312	3,972	—
Bunker call options	Current portion of financial instruments-Fair value	217	—	—	—
Bunker call options	Financial instruments-Fair Value, net of current portion	133	118	—	—

Subtotal		350	7,145	4,010	—

Total derivatives		350	7,145	9,010	1,967

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018, 2017 AND 2016

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Derivatives designated as Hedging Instruments-Net effect on the Statements of Comprehensive (Loss) Income

	Gain (Loss) Recognized in Accumulated Other Comprehensive Income on Derivative (Effective Portion)	Amount
Derivative		2018	2017	2016
Interest rate swaps		(4,316)	(3,692)	3,015

Total		(4,316)	(3,692)	3,015

	Loss Reclassified from Accumulated Other Comprehensive Loss into Income (Effective Portion) Location	Amount
Derivative		2018	2017	2016
Interest rate swaps	Depreciation expense	(189)	(189)	(156)
Interest rate swaps	Interest and finance costs, net	(772)	(2,511)	(3,243)

Total		(961)	(2,700)	(3,399)

The accumulated loss from Derivatives designated as Hedging instruments recognized in Accumulated Other Comprehensive Loss as of December 31, 2018 and 2017 was $8,660 and $5,305 respectively.

Derivatives not designated as Hedging Instruments—Net effect on the Statement of Comprehensive (Loss) Income

	Net Realized and Unrealized Gain (Loss) Recognized on Statement of Comprehensive (Loss) Income Location	Amount
Derivative		2018	2017	2016
Interest rate swaps	Interest and finance costs, net	(39)	—	(47)
Bunker swaps	Interest and finance costs, net	(1,142)	5,903	2,586
Bunker call options	Interest and finance costs, net	231	(213)	909

Total		(950)	5,690	3,448

The following tables summarize the fair values for assets and liabilities measured on a recurring basis as of December 31, 2018 and 2017 using Level 2 inputs (significant other observable inputs):

Recurring measurements:	December 31, 2018	December 31, 2017
Interest rate swaps	(5,038)	(1,967)
Bunker swaps	(3,972)	7,027
Bunker call options	350	118

	(8,660)	5,178

15.	Subsequent Events

a)	On January 3, 2019, the Company drew down $5,172 for the pre-delivery financing of two of the aframax tankers under construction, under a loan agreed on December 6, 2018.

b)

On January 15, 2019, the Company signed shipbuilding contracts for the construction of two suezmax tankers which upon delivery will enter into a minimum five-year contract to a significant oil major. On March 8, 2019, the Company paid the first installment for both vessels amounting to $15.0 million.

c)	On January 30, 2019, the Company paid a dividend of $0.50 per share for its 8.00% Series B Preferred Shares.

d)	On January 30, 2019, the Company paid a dividend of $0.55469 per share for its 8.875% Series C Preferred Shares.

e)	On January 30, 2019, the Company paid a dividend of $0.59375 per share for its 9.50% Series F Preferred Shares.

f)	On February 28, 2019, the Company paid a dividend of $0.54687 per share for its 8.75% Series D Preferred Shares.

g)	On February 28, 2019, the Company paid a dividend of $0.57812 per share for its 9.25% Series E Preferred Shares.

h)	On March 29, 2019, the Company declared a dividend of $0.05 per common share payable on May 30, 2019 to shareholders of record as of May 24, 2019.

i)	On April 8, 2019, the Company declared dividend payment for its Series B, Series C and Series F Preferred Shares on April 30, 2019.

The accompanying notes are an integral part of these consolidated financial statements.

*Our LNG carrier Maria Energy at the Panama Canal (top) and at Revithoussa terminal, Greece, (bottom) where in December 2018 it delivered the first LNG cargo ever exported from the state of Texas.*

Greek Shipping Awards 2018
GREEK SHIPPING AWARDS 2018

*Panagiotis N. Tsakos Jr. receiving the Lloyd's List 2018 Greek Shipping Award for Education/ Training for the Tsakos Enhanced Education Nautical School (TEENS) established in 2018 in Chios, Greece.*

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# OUR FLEET as of April 12, 2019

## LNG

| Vessel | Built |
|---|---|
| MARIA ENERGY | 2016 |
| NEO ENERGY | 2007 |

## CRUDE TANKERS

### VLCC

| Vessel | Built |
|---|---|
| HERCULES I | 2017 |
| ULYSSES | 2016 |

### SUEZMAX

| Vessel | Built |
|---|---|
| HN 8041 | 2020 |
| HN 8042 | 2020 |
| EUROVISION | 2013 |
| DECATHLON | 2012 |
| EURO | 2012 |
| DIMITRIS P | 2011 |
| SPYROS K | 2011 |
| PENTATHLON | 2009 |
| ARCTIC | 2007 |
| ANTARCTIC | 2007 |
| ALASKA | 2007 |
| ARCHANGEL | 2006 |
| EUROCHAMPION 2004** | 2005 |
| EURONIKE** | 2005 |
| SILIA T | 2002 |

### AFRAMAX

| Vessel | Built |
|---|---|
| HN 5033 | 2019 |
| HN 5036 | 2020 |
| BERGEN TS | 2017 |
| MARATHON TS | 2017 |
| OSLO TS | 2017 |
| SOLA TS | 2017 |
| STAVANGER TS | 2017 |
| PARTHENON TS | 2016 |
| LEONTIOS H | 2016 |
| THOMAS ZAFIRAS | 2016 |
| ELIAS TSAKOS | 2016 |
| URAGA PRINCESS | 2010 |
| SAPPORO PRINCESS | 2010 |
| ASAHI PRINCESS | 2009 |
| ISE PRINCESS | 2009 |
| MARIA PRINCESS | 2008 |
| NIPPON PRINCESS | 2008 |
| IZUMO PRINCESS | 2007 |
| SAKURA PRINCESS | 2007 |

## CLEAN/PRODUCT TANKERS

### SUEZMAX - DP2 SHUTTLE

| Vessel | Built |
|---|---|
| LISBOA | 2017 |
| RIO 2016 | 2013 |
| BRASIL 2014 | 2013 |

### AFRAMAX LR

| Vessel | Built |
|---|---|
| PROTEAS | 2006 |
| PROMITHEAS | 2006 |
| PROPONTIS | 2006 |

### PANAMAX

| Vessel | Built |
|---|---|
| SUNRISE | 2016 |
| SUNRAY | 2016 |
| WORLD HARMONY | 2009 |
| CHANTAL | 2009 |
| SELINI | 2009 |
| SALAMINA | 2009 |
| SELECAO | 2008 |
| SOCRATES | 2008 |
| MAYA* | 2003 |
| INCA* | 2003 |
| ANDES | 2003 |

### HANDYMAX MR

| Vessel | Built |
|---|---|
| ARIADNE | 2005 |
| ARTEMIS | 2005 |
| AFRODITE | 2005 |
| APOLLON | 2005 |
| ARIS | 2005 |
| AJAX | 2005 |

### HANDYSIZE MR

| Vessel | Built |
|---|---|
| ANDROMEDA | 2007 |
| AEGEAS | 2007 |
| BYZANTION | 2007 |
| BOSPOROS | 2007 |
| AMPHITRITE | 2006 |
| ARION | 2006 |
| DIDIMON | 2005 |

* 51% Ownership
** Chartered-in

## STRATEGIC FLEET GROWTH SINCE INCEPTION
(in million dwt)

(dwt)
0
1
2
3
4
5
6
7
8
0.23 0.27 0.32 0.70 0.80 1.30 1.42 1.42 1.42 2.23 2.68 2.82 2.93 4.18 4.67 4.92 4.97 4.97 5.01 4.47 4.79 5.10 5.06 6.21 7.23 7.50
1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018

2017
2016
2015
2014
2013
2012
2011
1993
2010
1994
2009
1995
2008
TNP
LISTED
NYSE
1996
2007
1997
2006
TEN LTD
TSAKOS ENERGY NAVIGATION LTD
Megaron Makedonia
367, Syngrou Ave. 175 64 Athens, Greece
Tel: + (30) 210 94 07 710 | Fax: + (30) 210 94 07 716
www.tenn.gr | e-mail: ten@tenn.gr
1998
2005
1999
2000
2001
2002
2003
2004
THE TSAKOS GROUP
TCM
FLEET TECHNICAL MANAGER